Contact

www.linkedin.com/in/myorrjanha
(LinkedIn)

Top Skills

Brand Development
Public Relations
Marketing Strategy

Myorr Janha

Co-Founder & Managing Partner at Real Friends Ventures
Los Angeles, California, United States

Summary

I am a marketer and brand builder with over 25 years of experience in marketing, public relations and business development.

Specialties: Advertising, Brand Development and Strategy , Business Development, Social Media, Digital Marketing, Strategic Partnerships, PR, Creative Direction, Product Placement, Special Events, and domestic and international licensing.

Experience

Real Friends Creative, Real Friends Ventures
Founder/Partner Real Friends Creative, Real Friends Ventures, Founder Solari Hemp
January 2018 - Present (5 years 8 months)
Los Angeles, California, United States

Philanthropik.org
Board Member
2021 - Present (2 years)

We believe that this vision for our community is absolutely achievable through careful planning by Philanthropik in partnership with the organizations we fund and the many other institutions that devote themselves to the betterment of life in Baltimore and around the country.

Corvidane
Board Member
2021 - Present (2 years)

Bankiom
Board Member
2020 - Present (3 years)
Dubai, United Arab Emirates

Rush Communications / Simmons Design Group

Chief Marketing Officer
2001 - 2019 (18 years)
New York, New York, United States

Phat Fashions LLC
3 years

Director of Marketing
1998 - 2001 (3 years)

Assistant to the Vice President
1998 - 2000 (2 years)

Conde Nast
Rover Program
February 1997 - March 1998 (1 year 2 months)

Education

St. Pauls College
Business, Management, Marketing, and Related Support Services